Exhibit 99.1

From:	[***]@adamaspharma.com
To:	All employees and contractors to Adamas
Subject:	What you can (and can’t) communicate around the agreement for Supernus to acquire Adamas
Date:	Wednesday, October 13, 2021 2:30:33 PM

Dear Team Adamas,

As Neil mentioned on Monday during our Town Hall, we are at the beginning of a process. The agreement between Adamas and Supernus sets out the terms of the acquisition, but there are several things that must occur before the deal closes, including regulatory review and support of the transaction by shareholders tendering their shares.

Until the transaction closes, Adamas remains a standalone organization and there are a few important things to keep in mind during this time:

•	Adamas and Supernus remain separate and independent entities until the transaction closes, and you should treat Supernus and its employees as you would treat any other third party.

o	Unless you are authorized to communicate or share information with anyone at Supernus, you should not do so.

o	Do not identify yourself as a Supernus employee or working for Supernus

•	We have an obligation under the Merger Agreement to continue to operate our business and maintain our relationships with our customers and vendors. While the prospect of the acquisition may cause a variety of emotions, we need to remain focused on running our business and helping patients.

o	If you have questions about specific activities, please discuss with your manager, ET/LT member, or the Legal department.

•	Do not make any public comments on the transaction. For example, do not post about it, or engage with other posts on social media. Don’t share posts, comment on, or react (likes, thumbs up, or other emojis) to other people’s posts or comments.

•	Avoid discussing the transaction with third parties beyond the messaging approved for use with third parties. Until the transaction closes, it is important that no one in the organization provide any information to third parties that is not specifically addressed by our “Talking Points” or other approved messaging you have been provided with and approved to use. It can be difficult to say “I can’t discuss that” or “I don’t know” to a stakeholder, but that is often the best answer during this time.

o	When you receive questions that you can’t or shouldn’t answer from a third party, please direct them to [***]@adamaspharma.com.

o	Be aware that third parties may reach out to you for a seemingly unrelated purpose in an attempt to seek information about the transaction. For example, a recruiting firm (or even someone posing as a recruiting firm) may reach out to you in an attempt to obtain confidential information about the transaction.

If you have any questions about how to operate during this period, please don’t hesitate to reach out to ET and LT members or to Legal.

Your ET

Additional Information and Where to Find It

The tender offer for the outstanding common stock of Adamas Pharmaceuticals, Inc. (“Adamas”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc. (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the U.S. Securities and Exchange Commission (the “SEC”) and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Adamas under the “Investors & Media” section of Adamas’ website at https://www.adamaspharma.com/.

Forward Looking Statements

This filing contains forward-looking statements.  These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’ business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’ expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI (amantadine) extended release capsules, OSMOLEX (amantadine) extended release tablets, and any of Adamas’ other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’ preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’ estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’ expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’ expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’ expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’ anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’ expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’ expectations may not met be as to Adamas’ ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’ expectations may not be met as to its anticipated financial performance; the possibility that Adamas’ expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’ needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’ ability to generate revenues or could limit or prevent Adamas’ products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’ business; and a variety of other risks set forth from time to time in Supernus’ or Adamas’ filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’ Annual Report on Form 10 K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID 19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID 19 pandemic impacts Supernus’ and Adamas’ businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward looking statements to reflect events or circumstances after the date hereof, except as required by law.

Unless expressly stated otherwise, this message is confidential, may be privileged, and is meant solely for the intended recipient. Any review of this e-mail by anyone else is unauthorized, and any disclosure or copying of the contents or any action taken (or not taken) in reliance on it is unauthorized and may be unlawful. If you are not the intended recipient, please inform the sender immediately and delete the message from your system.

Adamas Pharmaceuticals | 1900 Powell St., Suite 1000, Emeryville, CA 94608-1839

Unsubscribe [***]@adamaspharma.com

Update Profile | Constant Contact Data Notice

Sent by [***]@adamaspharma.com powered by